UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Canoo Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13803R 102

(CUSIP Number)

AFV PARTNERS SPV-4 LLC

2126 HAMILTON ROAD, SUITE 260

ARGYLE, TX 76226

TELEPHONE: (940) 226-4511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Partners SPV-4 LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,359,387 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,359,387 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,359,387 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.2% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 4 to Schedule 13D/A is filed by AFV Partners SPV-4 LLC (“AFV-4”), AFV Partners SPV-7 LLC (“AFV-7”), AFV Management Advisors LLC (“AFV”), AFV Partners LLC (“AFV Partners”) and Tony Aquila (“Mr. Aquila”) (AFV-4, AFV-7, AFV, AFV Partners and Mr. Aquila are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by AFV-4. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-4. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-4.

(3)	The percentage set forth above is calculated based on 238,630,287 shares of the Issuer’s Common Stock outstanding as of November 8, 2021 as reported on the Issuer’s Form 10-Q filed on November 15, 2021.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Partners SPV-7 LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 35,273,268 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 35,273,268 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,273,268 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 14.8% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 4 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are owned by AFV-7. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by AFV-7. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-7.

(3)	The percentage set forth above is calculated based on 238,630,287 shares of the Issuer’s Common Stock outstanding as of November 8, 2021 as reported on the Issuer’s Form 10-Q filed on November 15, 2021.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Management Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 47,632,655 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 47,632,655 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,632,655 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 20.0% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 4 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The securities are owned as follows: (i) 12,359,387 shares of the Issuer’s Common Stock by AFV-4, and (ii) 35,273,268 shares of the Issuer’s Common Stock by AFV-7. Mr. Aquila is the managing member of AFV which exercises ultimate voting and investment power with respect to the shares held by (i) AFV-4 and (ii) AFV-7. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by (i) AFV-4 and (ii) AFV-7.

(3)	The percentage set forth above is calculated based on 238,630,287 shares of the Issuer’s Common Stock outstanding as of November 8, 2021 as reported on the Issuer’s Form 10-Q filed on November 15, 2021.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons AFV Partners LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,600,000 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,600,000 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,600,000 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.5% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 4 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Represents options to purchase an aggregate of 3,600,000 shares of the Issuer’s Common Stock. The options are owned by AFV Partners. Mr. Aquila is the sole member and manager of AFV Partners. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the options, and the shares to be acquired upon exercise thereof, held by AFV Partners.

(3)	The percentage set forth above is calculated based on 238,630,287 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported on the Issuer’s Form 10-Q filed on November 15, 2021, plus 3,600,000 shares of the Issuer’s Common Stock to be acquired upon the exercise of options held by AFV Partners.

CUSIP No. 13803R 102	13D/A

1.	Name of Reporting Persons Tony Aquila
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 369,610
	8.	Shared Voting Power 51,232,655 shares of Common Stock (2)
	9.	Sole Dispositive Power 369,610
	10.	Shared Dispositive Power 51,232,655 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,602,265 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 21.6% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 4 to Schedule 13D/A is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The securities are owned as follows: (i) 12,359,387 shares of the Issuer’s Common Stock by AFV-4, (ii) 35,273,268 shares of the Issuer’s Common Stock by AFV-7, (iii) options to acquire 3,600,000 shares of the Issuer’s Common Stock by AFV Partners, and (iv) 369,610 by Mr. Aquila. Mr. Aquila is the managing member of AFV, which exercises ultimate voting and investment power with respect to the shares held by (i) AFV-4 and (ii) AFV-7, and is the sole member and manager of AFV Partners. Mr. Aquila may be deemed to hold voting and dispositive power with respect to the securities held indirectly by AFV, and held of record by (i) AFV-4 and (ii) AFV-7, and those held directly by AFV Partners.

(3)	The percentage set forth above is calculated based on 238,630,287 shares of the Issuer’s Common Stock outstanding as of November 8, 2021,as reported on the Issuer’s Form 10-Q filed on November 15, 2021, plus 3,600,000 shares of the Issuer’s Common Stock to be acquired upon the exercise of options held by AFV Partners.

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 31, 2020, as amended and supplemented by Amendment No. 1 filed with the Commission on May 21, 2021, (ii) Amendment No. 2 filed on September 23, 2021 and (iii) Amendment No. 3 filed on October 6, 2021 (the “Statement”), is hereby further amended and supplemented by this Amendment No. 4 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.

Item 2. Identity and Background

Items 2(a)-(c) and (f) of the Statement are hereby amended and supplemented by:

Adding AFV Partners SPV-7 LLC, a Delaware limited liability company, as a Reporting Person. AFV-7 is a special purpose investment vehicle that manages and facilitate investments on behalf of AFV Partners LLC, a long-term permanent capital vehicle that invests in mission critical technology, software and data businesses. The address of the principal business and office of AFV-7 is 2126 Hamilton Road, Suite 260, Argyle, TX 76226.

From the date of this Amendment, all references to “Reporting Persons” in the Statement shall include AFV-7. The agreement among the Reporting Persons relating to the joint filing of the Statement and this Amendment is attached as Exhibit 1 hereto.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information with respect to AFV-7 as required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3. Source of Funds

AFV-7 acquired 35,273,268 shares (the “Purchased Shares”) of the Issuer’s Common Stock in a private transaction pursuant to a stock purchase agreement dated October 6, 2021, as amended November 19, 2021, by and between AFV-7 and DD Global. AFV-7 purchased the Purchased Shares at an aggregate purchase price of $230,263,000, or 6.53 per share. AFV-7 funded the acquisition of the Purchased Shares with cash funds held for making investments..

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by adding the following:

The information furnished in Item 6 of this Amendment is incorporated into this Item 4 by reference. AFV-7, acquired the shares of the Issuer’s Common Stock pursuant to the transaction described under Item 6 of this Amendment for investment purposes.

AFV Partners, AFV-7 or an affiliate thereof and DD Global intend to negotiate a new stock purchase agreement for the acquisition of an additional 18,326,732 shares of the Issuer’s Common Stock beneficially owned by DD Global that AFV 7 did not purchase on November 22, 2021. There is no binding and enforceable commitment for such acquisition of additional shares until a definitive agreement is entered into by the parties.

Item 5. Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Statement are amended and restated in their entirety as follows:

(a), (b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of the date of this filing:

Reporting Person	Shares Held Directly (1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (5)
AFV-4	12,359,387	0	12,359,387	0	12,359,387	12,359,387	5.2%
AFV-7	35,273,268	0	35,273,268	0	35,273,268	35,273,268	14.8%
AFV (2)	0	0	47,632,655	0	47,632,655	47,632,655	20.0%
AFV Partners (3)	3,600,000	0	3,600,000	0	3,600,000	3,600,000	1.5%
Mr. Aquila (4)	369,610	369,610	51,232,655	369,610	51,232,655	51,602,265	21.6%

(1)	Represents the number of shares of Common Stock currently owned or underlying all securities convertible, exchangeable or exercisable for shares of Common Stock within 60 days of the date of this Amendment held by the Reporting Persons. For Mr. Aquila, shares held directly include 334,610 shares of the Issuer’s Common Stock received upon the vesting of Restricted Stock Units on October 19, 2021.

(2)	AFV exercises ultimate voting and investment power with respect to the shares held by AFV-4 and AFV-7.

(3)	Represents options to purchase an aggregate of 3,600,000 shares of the Issuer’s Common Stock.

(4)	Mr. Aquila is (i) the managing member of AFV and as such may be deemed to hold voting and dispositive power with respect to the shares held indirectly by AFV, and held of record by AFV-4 and AFV-7, and (ii) the sole member and manager of AFV Partners and as such may be deemed to hold voting and dispositive power with respect to the options and the shares to be acquired upon exercise thereof, held by AFV Partners.

(5)	The percentages set forth above calculated based on 238,630,287 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as disclosed in the Company’s Quarterly Report on Form 10-Q as filed with the Commission on November 15, 2021, plus, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, in the case of AFV Partners and Mr. Aquila, 3,600,000 shares of the Issuer’s Common Stock to be acquired upon the exercise of options held by AFV Partners.

(c)	The Reporting Persons have not engaged in any transactions in the Issuer’s Common Stock in the past sixty days, except as described in this Amendment and the Statement, and except for the grant to Mr. Aquila, in his capacity as Chief Executive Officer of the Issuer, by the Board of Directors of the Issuer, of an aggregate 6,000,000 Performance-Based Restricted Stock Units on November 4, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by adding the following:

On November 19, 2021, AFV-7 entered into an amendment to the stock purchase agreement originally entered into on October 6, 2021 (as amended, the “Purchase Agreement”) with DD Global Holdings Limited. Pursuant to the original Purchase Agreement, AFV-7 had agreed to purchase shares of the Issuer’s Common Stock, and pursuant to the amended Purchase Agreement AFV-7 purchased 35,273,268 shares of the Issuer’s Common Stock beneficially owned by DD Global Holdings Limited for an aggregate purchase price of $230,263,000, or $6.53 per share. The purchase was consummated on November 22, 2021.

.

The approximately 44.2 million shares that are currently retained by DD Global (which number does not include earnout shares that may be issued to DD Global and Champ Key) continue to be subject to certain transfer restrictions under a lockup and right of first refusal agreement originally dated October 6, 2021 and amended on November 19, 2021 (as amended, the “Lockup Agreement”). Pursuant to the Lockup Agreement, as amended, such transfer restrictions will be effective until the earlier of (i) the completion of an equity offering by the Issuer and (ii) April 6, 2022, subject to waiver by the Board of Directors of the Issuer and customary exemptions. Notwithstanding anything to the contrary, the lock-up period automatically expires on (i) December 10, 2021, if the purchase of additional 1,749,031 shares of the Issuer’s Common Stock by AFV-7 or its affiliates does not close by such date or (ii) December 23, 2021, if the purchase of additional 16,577,701 shares of the Issuer’s Common Stock by AFV-7 or its affiliates does not close by such date. During the lockup period, AFV-7 will have a right of first refusal to purchase the shares retained by DD Global at the same price and subject to the same terms and conditions pursuant to a bona fide offer to purchase by third parties. The exercise of the right of first refusal would not require approval of the Board of Directors of the Issuer.

Following the consummation of the acquisition of the 35,273,268 by AFV-7 reported in this Amendment, DD Global satisfies the ownership limitations through January 1, 2022 set forth under that certain National Security Agreement, dated December 18, 2020, by and among the Issuer, DD Global and on behalf of the CFIUS, the U.S. Departments of Defense, Justice, and the Treasury as the CFIUS Monitoring Agencies, which requires DD Global to reduce its ownership in the Issuer or transfer all shares of the Issuer’s Common Stock beneficially owned by it to a voting trust, if DD Global owns Issuer shares in excess of certain levels as of certain future dates.

The information furnished in Item 3 of the Amendment is incorporated into this Item 6 by reference. Amendment No. 1 to the Stock Purchase Agreement and Amendment No. 1 to the Lockup Agreement are attached hereto as exhibits and are incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented to add the following exhibit:

A.	Agreement regarding filing of joint Schedule 13D, dated November 22, 2021
B.	Amendment No. 1 to the Stock Purchase Agreement by and between AFV Partners SPV-7 LLC and DD Global Holdings Limited, dated November 19, 2021
C.	Amendment No. 1 to the Lock-Up and Right of First Refusal Agreement by and between DD Global Holdings Limited, Champ Key Limited and AFV Partners SPV-7 LLC, dated November 19, 2021
D.	Power of Attorney.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 22, 2021

AFV Partners SPV-4 LLC

By:	Tony Aquila, by /s/ Michael Fielkow, Attorney-in-Fact
Tony Aquila, President and Chief Executive Officer

AFV Partners SPV-7 LLC

By:	Tony Aquila, by /s/ Michael Fielkow, Attorney-in-Fact
Tony Aquila, President and Chief Executive Officer

AFV Management Advisors LLC

By:	Tony Aquila, by /s/ Michael Fielkow, Attorney-in-Fact
Tony Aquila, Managing Member

AFV Partners LLC

By:	Tony Aquila, by /s/ Michael Fielkow, Attorney-in-Fact
Tony Aquila, Manager

Tony Aquila, by /s/ Michael Fielkow, Attorney-in-Fact
Tony Aquila

SCHEDULE I

AFV Management Advisors LLC (“AFV”) is the sole manager and controlling member of AFV Partners SPV-7 LLC (“AFV-4”). Tony Aquila is the managing member of AFV. The officers of AFV-7 are as follows:

Name	Position	Citizenship
Tony Aquila	President and Chief Executive Officer	United States of America
Michael Horvath	Vice President	United States of America
Jana Bell	Vice President	United States of America
Lori McCutcheon	Vice President	United States of America
Peter Anderson	Vice President	United States of America